Filed by Coca-Cola HBC AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

Coca-Cola HBC AG

The board of directors of Coca-Cola HBC AG proposes a dividend of

EUR 0.34 per share

Zug, Switzerland — 16 May 2013 — Coca-Cola HBC AG (“Coca-Cola HBC”) today announces that on 15 May 2013, the board of directors of Coca-Cola HBC (the “Board of Directors”) decided to propose to its shareholders the distribution of a EUR 0.34 dividend per share. The dividend is to be paid out of Coca-Cola HBC’s capital contribution reserves and the total aggregate amount is capped at CHF 200 million. In case the cap is exceeded, the euro per share dividend amount will be reduced on a pro rata basis. The declaration of such dividend will be subject, among other things, to the shareholders’ approval at an extraordinary general meeting of Coca-Cola HBC, which is expected to take place in June 2013.

Subject to the approval of the dividend by Coca-Cola HBC’s shareholders and to the prior completion of the Greek statutory squeeze-out of the remaining Coca-Cola Hellenic Bottling Company S.A. minority shareholders, the Board of Directors currently anticipates that the dividend will be paid on 23 July 2013 to holders of Coca-Cola HBC shares on the record date 28 June 2013. The shares are expected to be traded ex-dividend as of 26 June 2013, in which case the last day on which the shares may be traded with entitlement to receive dividends will be 25 June 2013. In the event that the statutory squeeze-out is delayed, the Board of Directors expects to postpone the ex-dividend date, the record date and the payment of the dividend until after the completion of the Greek statutory squeeze-out.

The Greek statutory squeeze-out application, once filed by Coca-Cola HBC, is subject to the approval by the Hellenic Capital Market Commission (the “HCMC”) and therefore the related timetable is not within the control of Coca-Cola HBC. Accordingly, the timetable for the proposed dividend may be delayed. Coca-Cola HBC will confirm the proposed dividend timetable or communicate any amendments by way of a further RNS announcement as soon as practicable following the decision of the HCMC to approve the Coca-Cola HBC Greek statutory squeeze-out application.

Enquiries

Coca-Cola HBC AG Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

Corporate brokers:

Credit Suisse George Maddison Tristan Lovegrove	Tel: +44 20 7888 8888 email: george.maddison@credit-suisse.com email: tristan.lovegrove@credit-suisse.com

J.P. Morgan Cazenove Laurence Hollingworth James Mitford	Tel: +44 20 7251 3801 email: laurence.hollingworth@jpmorgancazenove.com email: james.mitford@jpmorgancazenove.com
International media contact: RLM Finsbury Guy Lamming Charles Chichester	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com
Greek media contact: V+O Communications Mary Andreadi	Tel: +30 211 7501223 email: ma@vando.gr

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahbcag.com/.

Important Notices

Coca-Cola HBC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).